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                                                                   EXHIBIT 99.1
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                             IBM AND CHARTERED REACH
                       DEVELOPMENT AND SOURCING AGREEMENT

   Initiates Joint Development of Advanced Processes; Provides Flexible Access to 90nm Semiconductor Technologies and 300mm Manufacturing Capacity

EAST FISHKILL, N.Y. and SINGAPORE, November 26, 2002 . . . IBM and Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, today announced a joint development and manufacturing agreement designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility.

Under terms of the multi-year development agreement, the two companies plan to jointly develop and align on 90 nanometer (nm) and 65nm logic processes for foundry chip production on 300 millimeter (mm) silicon wafers. Additionally, the two companies may explore an extension to the agreement to include 45nm technology. To assist foundry customers in designing with these technologies, IBM and Chartered have also agreed to work together with third-party providers of design tools and open-standard formats to help customers more easily move their products between the two companies for production.

The agreement also includes a reciprocal manufacturing arrangement between Chartered and IBM. Chartered will be able to offer its customers some capacity in IBM's new 300mm chip manufacturing facility in East Fishkill, N.Y. In turn, IBM expects to utilize some capacity in Chartered's 300mm Fab 7 in Singapore to help meet additional future capacity requirements. Financial details of the agreement were not disclosed.

"This agreement is intended to help our customers by making our advanced technologies more readily available for use in their applications," said John Kelly, senior vice president and group executive, IBM Technology Group. "And IBM intends to further assist our customers in applying those technologies for real business advantage by


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providing complementary services and support. Our agreement with Chartered is about putting technology to work for our customers."


SCALE, CYCLE TIME AND COST EFFICIENCIES

Through the agreement, IBM and Chartered expect to achieve scale, cycle time and cost efficiencies in both leading-edge process technology development and 300mm manufacturing, while also providing customers multiple sources of supply.

"This is an exciting milestone for the foundry industry. It further validates Chartered's belief that flexibility and openness are what the market wants," said Chia Song Hwee, president and CEO of Chartered. "Chartered customers gain an enhanced total product solution and earlier access to 90nm technologies on 300mm. At the same time, this agreement affords Chartered the flexibility to defer the pilot production of our 300mm Fab 7 until late in the third quarter of 2004, while still meeting our customers' needs and gaining 300mm manufacturing experience."

Historically, foundry customers were characterized as companies who completed their own chip designs and looked to high-volume, low-cost manufacturers to simply build wafers. The model is changing, however, as chip designers are finding it difficult to deal with the latest, more complex design technologies. Increasingly, they are depending on foundry suppliers to provide both advanced manufacturing processes and additional design support.

This agreement between IBM and Chartered is intended to provide a broad foundry base for leading-edge technologies -- backed by technical expertise and services -- to help foundry customers improve their time to market, reduce costs and increase their overall competitiveness.

The baseline 90nm technology is targeted for 300mm wafer production in East Fishkill in the third quarter 2003. In order to assist customer product planning on next-generation technology, the companies intend to make details of their 65nm development efforts

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known to customers in the fourth quarter 2003. The development activities will be conducted in the East Fishkill facility. Each company will have the ability to implement the jointly developed processes in its own manufacturing facilities.


ABOUT IBM MICROELECTRONICS

IBM Microelectronics is a key contributor to IBM's role as the world's premier information technology supplier. IBM Microelectronics develops, manufactures and markets state-of-the-art semiconductor and interconnect technologies, products and services. Its superior integrated solutions can be found in many of the world's best-known electronic brands.

IBM is a recognized innovator in the chip industry, having been first with advances like more power-efficient copper wiring in place of aluminum, faster silicon-on-insulator (SOI) and silicon germanium transistors, and improved low-k dielectric insulation between ship wires. These and other innovations have contributed to IBM's standing as the number one U.S. patent holder for nine consecutive years. More information about IBM Microelectronics can be found at: http://www.ibm.com/chips.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:

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CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world.

Information about Chartered can be found at www.charteredsemi.com.


CHARTERED SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our joint development and manufacturing activities with IBM; the development, implementation and availability of new process technologies, including the expected availability and production dates; the impact on our manufacturing capabilities and product offerings; and the opportunity to co-develop 45 nm process with IBM reflect our current views with respect to future events, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: successful implementation of our joint development and manufacturing efforts with IBM; changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrications facilities (including Fab 7); the performance level or and technology mix in our fabrication facilities; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

All trademarks or registered trademarks are property of their respective companies.


Media Contacts
Rick Bause
Public Relations Manager
IBM
(845) 892-5463; FAX: (845) 892-5542
rbause@us.ibm.com

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Tiffany Sparks
Director, Marketing Communications
Chartered Semiconductor Manufacturing
(408) 941-1185; Fax: (408) 941-1285
tiffanys@charteredsemi.com

Maggie Tan
Marketing Communications Manager
Chartered Semiconductor Manufacturing
(65) 6360-4705; Fax (65) 6369-1954
tanmaggie@charteredsemi.com